UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Univar Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91336L107

(CUSIP Number)

Justin Dzau

Director

Temasek International (USA) LLC

375 Park Avenue, 14th Floor

New York, NY 10152

United States of America

With Copies to:

Paul J. Shim, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107

1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,598,695
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,598,695
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,598,695
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%(1)
14.	Type of Reporting Person HC

(1)

Percentage calculation based on 141,689,155 shares of Common Stock outstanding as of January 22, 2019 pursuant to the Issuer’s filing under Rule 424(b)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission (the “SEC”) on January 29, 2019.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,598,695
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,598,695
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,598,695
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%(1)
14.	Type of Reporting Person HC

(1)

Percentage calculation based on 141,689,155 shares of Common Stock outstanding as of January 22, 2019 pursuant to the Issuer’s filing under Rule 424(b)(3) of the Exchange Act with the SEC on January 29, 2019.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Thomson Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,598,695
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,598,695
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,598,695
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%(1)
14.	Type of Reporting Person HC

(1)

Percentage calculation based on 141,689,155 shares of Common Stock outstanding as of January 22, 2019 pursuant to the Issuer’s filing under Rule 424(b)(3) of the Exchange Act with the SEC on January 29, 2019.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Dahlia Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,598,695
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,598,695
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,598,695
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%(1)
14.	Type of Reporting Person CO

(1)

Percentage calculation based on 141,689,155 shares of Common Stock outstanding as of January 22, 2019 pursuant to the Issuer’s filing under Rule 424(b)(3) of the Exchange Act with the SEC on January 29, 2019.

.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D previously filed by the Reporting Persons (as defined in Item 2 of the Original Schedule 13D) with the SEC on July 6, 2015, as amended and supplemented by Amendment No. 1 filed on December 19, 2016 (“Amendment 1”), and as amended and supplemented by Amendment No. 2 filed on February 6, 2017 (“Amendment 2”), and as amended and supplemented by Amendment No. 3 filed on February 2, 2018 (“Amendment 3” and as so amended and supplemented by Amendment 1, Amendment 2 and Amendment 3, the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 4, this “Schedule 13D”). This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Univar Inc., a Delaware corporation (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

In accordance with Rule 13d-2 of the Exchange Act, this Amendment No. 4 amends and supplements only information that has materially changed since the filing of the Original Schedule 13D, including disclosure of the number of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all material respects.

ITEM 4. PURPOSE OF TRANSACTION

This Amendment No. 4 amends and supplements Item 4 of the Original Schedule 13D by adding the following:

As part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons have authorized senior officers to evaluate whether the partial divestment of their interest in the Issuer should take place and if so, the terms and conditions of any such divestment. As part of this evaluation, the authorized senior officers decided to sell the shares of Common Stock described below:

•	On January 25, 2019, Dahlia sold 23,488.00 shares of Common Stock at an average price of $20.5137 per share. These shares were sold in multiple transactions at prices ranging from $20.50 to $20.59;
•	On January 29, 2019, Dahlia sold 26,512.00 shares of Common Stock at an average price of $20.5357 per share. These shares were sold in multiple transactions at prices ranging from $20.50 to $20.63;
•	On February 1, 2019, Dahlia sold 150,000.00 shares of Common Stock at an average price of $21.1013 per share. These shares were sold in multiple transactions at prices ranging from $20.77 to $21.39;
•	On February 4, 2019, Dahlia sold 150,000.00 shares of Common Stock at an average price of $21.3019 per share. These shares were sold in multiple transactions at prices ranging from $20.99 to $21.52;
•	On February 5, 2019, Dahlia sold 150,000.00 shares of Common Stock at an average price of $21.4161 per share. These shares were sold in multiple transactions at prices ranging from $21.23 to $21.56;
•	On February 6, 2019, Dahlia sold 150,000.00 shares of Common Stock at an average price of $21.5545 per share. These shares were sold in multiple transactions at prices ranging from $21.25 to $21.73;
•	On February 7, 2019, Dahlia sold 224,113.00 shares of Common Stock at an average price of $21.1588 per share. These shares were sold in multiple transactions at prices ranging from $20.80 to $21.68;
•	On February 8, 2019, Dahlia sold 750,517.00 shares of Common Stock at an average price of $21.3387 per share. These shares were sold in multiple transactions at prices ranging from $20.70 to $21.64;
•	On February 11, 2019, Dahlia sold 854,687.00 shares of Common Stock at an average price of $22.3302 per share. These shares were sold in multiple transactions at prices ranging from $21.06 to $22.79.

As a result of the sales, the Reporting Persons beneficially owned 11,598,695 shares of Common Stock of the Issuer, representing approximately 8.2% of the outstanding shares of Common Stock of the Issuer.

As reported in the Schedule 13D filed by the Reporting Persons on February 2, 2018, the director nominated by Temasek resigned from the board of directors of the Issuer on January 31, 2018 following sales by the Reporting Persons that resulted in the Reporting Persons beneficially owning less than 10% of the outstanding shares of Common Stock of the Issuer. Pursuant to those sales, and because more than 65% of the outstanding shares of Common Stock are now publicly traded, the Reporting Persons no longer have any rights under the Stock Purchase Agreement, as amended by the First Amendment thereto and filed with the SEC on June 8, 2015 or the Fourth Amended and Restated Stockholders Agreement filed with the SEC on June 23, 2015.

In general, the shares of Common Stock reported herein are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 4 of this Schedule 13D is incorporated herein by reference.

This Amendment No. 4 amends and restates clauses (a) and (b) of Item 5 of the Original Schedule 13D in their entirety as follows:

Temasek, through its ownership of Tembusu, may be deemed to share voting and dispositive power over the 11,598,695 shares of Common Stock beneficially owned or deemed to be beneficially owned by Tembusu, Thomson and Dahlia.

Tembusu, through its ownership of Thomson, may be deemed to share voting and dispositive power over the 11,598,695 shares of Common Stock beneficially owned or deemed to be beneficially owned by Thomson and Dahlia.

Thomson, through its ownership of Dahlia, may be deemed to share voting and dispositive power over 11,598,695 shares of Common Stock beneficially owned or deemed to be beneficially owned by Dahlia.

Dahlia is the direct beneficial owner of 11,598,695 shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons are based on 141,689,155 shares of Common Stock outstanding as of January 22, 2019 pursuant to the Issuer’s filing under Rule 424(b)(3) of the Exchange Act with the SEC on January 29, 2019.

The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in the paragraphs of this Item 5(c).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

This Amendment No. 4 amends and restates Item 7 of the Original Schedule 13D in its entirety as follows:

Exhibit No.	Description
Exhibit 1	Information regarding the Instruction C persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Gregory Tan
	Name:	Gregory Tan
	Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Director

THOMSON CAPITAL PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name:	Poy Weng Chuen
	Title:	Director

DAHLIA INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name:	Poy Weng Chuen
	Title:	Director